Exhibit 99.1

5151 Terminal Road • Halifax, Nova Scotia • Canada • B3J 1A1 PO Box 910 • Halifax, Nova Scotia • Canada • B3J 2W5

March 1, 2023

To:

Nova Scotia Securities Commission Securities NL - Department of Government Services Prince Edward Island Securities Office New Brunswick Securities Commission Autorité des marchés financiers	Ontario Securities Commission Manitoba Securities Commission Saskatchewan Financial Services Commission Alberta Securities Commission British Columbia Securities Commission

Dear Sir/Madam:

Re:	Emera Incorporated – Shareholders’ Meeting Date and Record Date

Notice of Meeting and Record Date

Please note the following information with respect to the upcoming annual meeting of shareholders of Emera Incorporated.

1. Name of Reporting Issuer:	Emera Incorporated

2. Meeting Date:	Wednesday, May 24, 2023

3. Record Date for Notice:	Monday, March 27, 2023

4. Record Date for Voting:	Monday, March 27, 2023

5. Beneficial Ownership Determination Date:	Monday, March 27, 2023

6. Meeting Type:	Annual

7. Security Class/Series to Receive Notice:	common shares

8. Security Class/Series to Vote:	common shares

9. CUSIP Number:	290876 10 1

10. Notice and Access for Beneficial Holders:	Yes

11. Notice and Access for Registered Holders:	Yes

12. Issuer Paying for Delivery of Proxy Related
Materials to OBOs:	Yes

13. Issuer Sending Proxy Related Materials
Directly to NOBOs:	Yes

Sincerely,

“Stephen Aftanas”

Stephen Aftanas
Corporate Secretary